November 29, 2019

VIA EDGAR

Anuja A. Majmudar

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	1847432 Alberta ULC
Registration Statement on Form S-4
Filed November 6, 2019
File No. 333-234526

Dear Ms. Majmudar:

On behalf of 1847432 Alberta ULC (the “Company”), we acknowledge receipt of the comment letter, dated November 26, 2019 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Registration Statement on Form S-4 (the “Registration Statement”). We submit this letter on behalf of the Company in response to the Comment Letter. For ease of reference, we have reproduced the Staff’s comments in bold type below followed by the Company’s response.

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
MATTHEW W. ABBOTT
EDWARD T. ACKERMAN
JACOB A. ADLERSTEIN
JUSTIN ANDERSON
ALLAN J. ARFFA
ROBERT A. ATKINS
DAVID J. BALL
SCOTT A. BARSHAY
PAUL M. BASTA
JOHN F. BAUGHMAN
J. STEVEN BAUGHMAN
LYNN B. BAYARD
CRAIG A. BENSON
MITCHELL L. BERG
MARK S. BERGMAN
DAVID M. BERNICK
JOSEPH J. BIAL
BRUCE BIRENBOIM
H. CHRISTOPHER BOEHNING
ANGELO BONVINO
ROBERT BRITTON
DAVID W. BROWN
SUSANNA M. BUERGEL
JESSICA S. CAREY
DAVID CARMONA
GEOFFREY R. CHEPIGA
ELLEN N. CHING
WILLIAM A. CLAREMAN
LEWIS R. CLAYTON
YAHONNES CLEARY
JAY COHEN
KELLEY A. CORNISH
CHRISTOPHER J. CUMMINGS
THOMAS V. DE LA BASTIDE III
ARIEL J. DECKELBAUM
ALICE BELISLE EATON
ANDREW J. EHRLICH
GREGORY A. EZRING
ROSS A. FIELDSTON
ANDREW C. FINCH
BRAD J. FINKELSTEIN
BRIAN P. FINNEGAN
ROBERTO FINZI
PETER E. FISCH
HARRIS FISCHMAN
MARTIN FLUMENBAUM
ANDREW J. FOLEY
ANDREW J. FORMAN*
HARRIS B. FREIDUS
CHRISTOPHER D. FREY
MANUEL S. FREY
ANDREW L. GAINES
KENNETH A. GALLO
MICHAEL E. GERTZMAN
ADAM M. GIVERTZ
SALVATORE GOGLIORMELLA
NEIL GOLDMAN
MATTHEW B. GOLDSTEIN
ROBERTO J. GONZALEZ*
CATHERINE L. GOODALL
ERIC GOODISON
CHARLES H. GOOGE, JR.
ANDREW G. GORDON
BRIAN S. GRIEVE
UDI GROFMAN
NICHOLAS GROOMBRIDGE
BRUCE A. GUTENPLAN
ALAN S. HALPERIN
CLAUDIA HAMMERMAN
BRIAN S. HERMANN
MICHELE HIRSHMAN
DAVID S. HUNTINGTON
AMRAN HUSSEIN
LORETTA A. IPPOLITO
JAREN JANGHORBANI
BRIAN M. JANSON
JEH C. JOHNSON
MEREDITH J. KANE
JONATHAN S. KANTER
BRAD S. KARP
*NOT ADMITTED TO THE NEW YORK BAR
PATRICK N. KARSNITZ
JOHN C. KENNEDY
BRIAN KIM
KYLE J. KIMPLER
ALAN W. KORNBERG
DANIEL J. KRAMER
DAVID K. LAKHDHIR
JOHN E. LANGE
GREGORY F. LAUFER
BRIAN C. LAVIN
XIAOYU GREG LIU
LORETTA E. LYNCH
JEFFREY D. MARELL
MARCO V. MASOTTI
DAVID W. MAYO
ELIZABETH R. MCCOLM
JEAN M. MCLOUGHLIN
ALVARO MEMBRILLERA
MARK F. MENDELSOHN
CLAUDINE MEREDITH-GOUJON
WILLIAM B. MICHAEL
JUDIE NG SHORTELL*
CATHERINE NYARADY
JANE B. O’BRIEN
ALEX YOUNG K. OH
BRAD R. OKUN
KELLEY D. PARKER
LINDSAY B. PARKS
VALERIE E. RADWANER
JEFFREY J. RECHER
CARL L. REISNER
LORIN L. REISNER
JEANNIE S. RHEE*
WALTER G. RICCIARDI
WALTER RIEMAN
RICHARD A. ROSEN
ANDREW N. ROSENBERG
JUSTIN ROSENBERG
JACQUELINE P. RUBIN
CHARLES F. “RICK” RULE*
RAPHAEL M. RUSSO
ELIZABETH M. SACKSTEDER
JEFFREY D. SAFERSTEIN
JEFFREY B. SAMUELS
TERRY E. SCHIMEK
KENNETH M. SCHNEIDER
ROBERT B. SCHUMER
JOHN M. SCOTT
BRIAN SCRIVANI
KANNON K. SHANMUGAM*
DAVID R. SICULAR
AUDRA J. SOLOWAY
SCOTT M. SONTAG
SARAH STASNY
TARUN M. STEWART
ERIC ALAN STONE
AIDAN SYNNOTT
RICHARD C. TARLOWE
MONICA K. THURMOND
DANIEL J. TOAL
LAURA C. TURANO
CONRAD VAN LOGGERENBERG
LIZA M. VELAZQUEZ
MICHAEL VOGEL
RAMY J. WAHBEH
LAWRENCE G. WEE
THEODORE V. WELLS, JR.
LINDSEY L. WIERSMA
STEVEN J. WILLIAMS
LAWRENCE I. WITDORCHIC
MARK B. WLAZLO
JULIA TARVER MASON WOOD
JENNIFER H. WU
BETTY YAP*
JORDAN E. YARETT
KAYE N. YOSHINO
TONG YU
TRACEY A. ZACCONE
TAURIE M. ZEITZER
T. ROBERT ZOCHOWSKI, JR.
1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064
TELEPHONE (212) 373-3000
LLOYD K. GARRISON (1946-1991)
RANDOLPH E . PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)
WRITER’S DIRECT DIAL NUMBER
212-373-3224
WRITER’S DIRECT FACSIMILE
212-492-0224
WRITER’S DIRECT E-MAIL ADDRESS
agivertz@paulweiss.com
UNIT 5201, FORTUNE FINANCIAL CENTER
5 DONGSANHUAN ZHONGLU
CHAOYANG DISTRICT, BEIJING 100020, CHINA
TELEPHONE (86-10) 5828-6300
HONG KONG CLUB BUILDING, 12TH FLOOR
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2846-0300
ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, UNITED KINGDOM
TELEPHONE (44 20) 7367 1600
FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
TORONTO-DOMINION CENTRE
77 KING STREET WEST, SUITE 3100
P.O. BOX 226
TORONTO, ONTARIO M5K 1J3
TELEPHONE (416) 504-0520
2001 K STREET, NW
WASHINGTON, DC 20006-1047
TELEPHONE (202) 223-7300
500 DELAWARE AVENUE, SUITE 200
POST OFFICE BOX 32
WILMINGTON, DE 19899-0032
TELEPHONE (302) 655-4410

Registration Statement on Form S-4 filed November 6, 2019

General

1.

Please provide an analysis with respect to why you are not required to present as separate proposals each provision of Ovintiv’s charter and bylaws that differ in material respects from Encana’s governing documents. For example, we note various provisions of Ovintiv’s charter and bylaws that appear to substantively affect shareholder rights that are not contained in or differ from Encana’s governing documents, including:

•

the inclusion of an exclusive forum provision designating the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by stockholders;

•	an increase in the percentage of stockholders required to call a special meeting; and
•	the elimination of stockholders’ ability to take action by written consent.

Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally), available on our website. In addition, expand your Comparison of Rights of Encana Shareholders and Ovintiv Stockholders to discuss the exclusive forum provision included in the Ovintiv Certificate of Incorporation.

Response:

The Company acknowledges the Staff’s comment and has reviewed Rule 14a-4(a)(3) and the Staff’s guidance regarding unbundling, including the Compliance and Disclosure Interpretations. The crux of the reorganization transaction is the redomestication of Encana into Delaware, in which Ovintiv will for the first time become subject to Delaware law. Consequently, the reorganization proposal constitutes a single matter: in essence, the establishment of Ovintiv as a Delaware corporation governed by the Delaware General Corporation Law (“DGCL”) in place of the continued existence of Encana as a Canadian corporation governed by the Canada Business Corporations Act (the “CBCA”). More particularly, the matters identified in the Staff’s comment applicable to Encana shareholders, on the one hand, and Ovintiv stockholders, on the other hand, relate directly to the differences in the governing law applicable to Encana under the CBCA and Ovintiv under the DGCL. These changes are fundamentally statutory in nature, inextricably linked to the redomestication of a foreign corporation organized under the laws of Canada as a U.S. corporation organized under the laws of Delaware. That is, they are not matters that derive from a change in the respective governing documents of Encana and Ovintiv but instead are differences that arise from the respective corporate statutes governing the corporation immediately prior to and following the redomestication. As matters that derive from the corporate statutes and not the governing documents, the Company respectfully submits they are not matters that require unbundling under Rule 14a-4(a)(3).

Set forth below is a further discussion of each of the provisions identified in the Staff’s comment. In addition, the Company has reviewed the governing documents of Encana and the proposed charter and bylaws of Ovintiv and respectfully submits that the differences in such governing documents either result from the change in governing law (i.e. they are statutory in nature) or are not material governance- and control-related provisions and, therefore, do not require unbundling under Rule 14a-4(a)(3).

Exclusive Forum

The CBCA contains various exclusive forum provisions that require a shareholder (or other party) to bring certain claims against a CBCA corporation and its directors and officers solely in certain Canadian courts specified in the CBCA (a “Canadian Court”). For example, under the CBCA, the right of a shareholder to obtain certain remedies, including with respect to derivative actions, oppression claims and dissent rights, may be pursued solely in a Canadian Court. Likewise, under the CBCA, an application in respect of various matters related to a CBCA corporation, including with respect to reorganizations, plans of arrangements, rights to indemnity and creditors rights, may be brought solely in a Canadian Court. In contrast, the DGCL does not contain a default exclusive forum provision like the CBCA but instead explicitly permits a corporation to include in its charter or bylaws an exclusive forum provision designating the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by stockholders. In connection with becoming a Delaware corporation, the Company has elected to include an exclusive forum provision in its charter whereas Encana’s governing documents are silent on this matter because it is mandated by the CBCA. Based on the above, the Company respectfully submits that the inclusion of an exclusive forum provision in the Ovintiv charter does not represent a material change from the rights presently afforded to Encana shareholders under the CBCA and does not require unbundling under Rule 14a-4(a)(3). Moreover, the Company respectfully submits that, in any event, the exclusive forum provision is not a governance- and control-related provision that meets the standard requiring unbundling under Rule 14a-4(a)(3).

The Company acknowledges the Staff’s comment requesting a discussion of the exclusive forum provision in the section entitled “Comparison of Rights of Encana Shareholders and Ovintiv Stockholders” in the proxy statement/prospectus included in the Registration Statement and will revise the disclosure in response to the comment in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to be filed by the Company via EDGAR subsequent to this letter.

Percentage of Stockholders Required to Call a Special Meeting

The CBCA, like other Canadian corporate statutes, contains a provision that permits shareholders of 5% of the issued and outstanding shares that carry the right to vote to requisition a special meeting of the corporation. In contrast, the DGCL does not contain a provision granting stockholders the right to call a special meeting. Encana’s articles of incorporation and by-law are silent on this issue because it is mandated by the CBCA. Accordingly, if Ovintiv’s charter and bylaws were consistent with Encana’s articles of incorporation and by-law, Ovintiv stockholders would have no right to call a special meeting. The provision to be included in Ovintiv’s bylaws granting stockholders holding 20% of Ovintiv shares the right to call a special meeting will provide Ovintiv stockholders with more rights than they would otherwise enjoy under the DGCL and is consistent with similar provisions adopted by certain U.S. peers of Ovintiv. The inclusion of this provision is, thus, favorable to Encana shareholders in the exercise of their future rights as Ovintiv stockholders. The Company, therefore, respectfully submits that the inclusion of a right more favorable to Ovintiv stockholders than that provided by the DGCL should not require unbundling under Rule 14a-4(a)(3).

Stockholder Action by Written Consent

The CBCA contains a provision that permits shareholders holding 100% of all issued and outstanding shares of a corporation to take action by written consent in lieu of a meeting of shareholders. In contrast, the DGCL explicitly permits a corporation to elect to adopt in its charter any standard with respect to stockholders taking action by written consent and, in the absence of such election, any action that could be taken at a meeting of stockholders may be taken by written consent. In connection with becoming a Delaware corporation, Ovintiv has elected to include a provision in its charter eliminating action by written consent. Encana’s articles of incorporation and by-law are silent on this matter as the 100% shareholder consent standard is mandated by the CBCA. The Company respectfully submits that there is no practical difference between the right of shareholders of a Canadian public corporation (with thousands of beneficial shareholders) having a right to take action by unanimous written consent, on the one hand, and stockholders of a Delaware public corporation having no right to take action by written consent, on the other hand. By eliminating the right to take action by written consent in Ovintiv’s charter, as specifically contemplated by the DGCL, Ovintiv stockholders are effectively in the same position as Encana shareholders today. The rights of Encana shareholders are changing in form, but not substance, and such change is the product of a difference between the DGCL and the CBCA. Based on the above, the Company respectfully submits that the inclusion of a provision eliminating action by written consent in the Ovintiv charter does not represent a material change from the rights presently afforded to Encana shareholders under the CBCA and does not require unbundling under Rule 14a-4(a)(3).

2.

We note that you have filed “short-form” tax opinions as Exhibits 8.1 and 8.2. Please revise to clearly state that the disclosure in the Canadian and U.S. Federal Income Tax Considerations sections beginning on pages 76 and 85, respectively, is the opinion of the respective counsels, identify each material tax consequence being opined upon and identify the tax counsels rendering each opinion. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and will amend the disclosure in response to the comment in Amendment No. 1.

The Company acknowledges the matters set forth in the closing paragraphs of the Comment Letter, including with respect to any request to accelerate the effective date of the Registration Statement.

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Should you have any questions or comments regarding this letter, please contact me at (212) 373-3224.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:     Karina Dorin

                      Securities and Exchange Commission

          Corey D. Code

          Joanne Alexander

                      1847432 Alberta ULC

          Andrew J. Foley

                      Paul, Weiss, Rifkind, Wharton & Garrison LLP